As filed with the Securities and Exchange Commission on October 30, 1998
                              Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        Under The Securities Act of 1933

                              --------------------

                              ORPHAN MEDICAL, INC.
             (Exact name of registrant as specified in its charter)

            Minnesota                                            41-1784594
(State or other jurisdiction of                               (I.R.S Employer
 incorporation or organization)                             Identification No.)

                        13911 Ridgedale Drive, Suite 475
                           Minnetonka, Minnesota 55305
                                 (612) 513-6900
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

          John Howell Bullion          Copy to:      John T. Kramer, Esq.
        Chief Executive Officer                      Dorsey & Whitney LLP
         Orphan Medical, Inc.                       220 South Sixth Street
   13911 Ridgedale Drive, Suite 475            Minneapolis, Minnesota 55402-1498
      Minnetonka, Minnesota 55305                       (612) 340-8702
            (612) 513-6900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                              --------------------

         Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                 Proposed           Proposed
       Title of each                              maximum            maximum          Amount of
    class of securities        Amount to be    offering price       aggregate       registration
     to be registered          registered(1)    per share(2)    offering price(2)        fee
Common Stock, $.01 par value       62,915          $6.438           $405,047           $113.00

(1) This amount represents shares to be offered by the selling securityholder from time to time after the effective date of this Registration Statement at prevailing market prices at time of sale.

(2) Estimated in accordance with Rule 457(c) under the Securities Act of 1933 solely for purposes of computing the registration fee on the basis of the average of the high and low prices reported by Nasdaq National Market on October 27, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED OCTOBER 28, 1998


Orphan Medical, Inc.
13911 Ridgedale Drive, Suite 475
Minnetonka, Minnesota 55305
(612) 513-6900


                     ======================================

                              ORPHAN MEDICAL, INC.

                                  62,915 Shares

                                  Common Stock

                     ======================================



This Prospectus covers the sale of up to 62,915 shares of Common Stock of Orphan Medical, Inc. offered for the account of Chronimed, Inc., the selling shareholder. The Company will not receive any part of the proceeds from the sale.

Our Common Stock is traded on the Nasdaq National Market under the symbol "ORPH." The closing sale price of the Common Stock reported by the Nasdaq National Market on October 28, 1998 was $6.625 per share.

                              -------------------

The information in this Prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SEE THE SECTION TITLED "RISK FACTORS" BEGINNING ON PAGE 3 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF COMMON STOCK.

                              -------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              -------------------

                 The date of this Prospectus is           , 1998

                              -------------------

                              ABOUT THIS PROSPECTUS

         This Prospectus is part of a registration statement that Orphan Medical, Inc. (the "Company," "we" or "us") filed with the Securities and Exchange Commission ("SEC"). The Prospectus relates to 62,915 shares (the "Shares") of common stock of the Company (the "Common Stock") offered for the account of Chronimed, Inc. ("Chronimed"), the selling shareholder. Chronimed may sell the Shares at various times. We will not receive any of the proceeds from such sales. We have agreed to pay expenses incurred in registering the Shares, including legal and accounting fees.

         Chronimed acquired the Shares in a private transaction on June 30, 1998 pursuant to a Termination Agreement between Chronimed and the Company dated June 27, 1997. The Shares are "restricted securities" under the Securities Act of 1933, as amended (the "Act"), prior to their sale pursuant to this Prospectus. We prepared this Prospectus to register the Shares under the Act to allow Chronimed to sell the Shares to the public without restriction. To our knowledge, Chronimed has not made arrangements with any brokerage firm to sell the Shares. See the section titled "PLAN OF DISTRIBUTION" for more information on this issue.

         The Shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this Prospectus. Brokers or dealers should confirm the existence of an exemption from registration or effectuate such registration in connection with any offer and sale of the Shares.

         This Prospectus provides you with certain risk factors that you should consider before purchasing the Shares. You should read this Prospectus together with the additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION." The registration statement that contains this Prospectus (including the exhibits to the registration statement) contains additional information about the Company and the securities offered under this Prospectus. That registration statement can be read at the SEC's web site or at the SEC offices mentioned under the heading "WHERE YOU CAN FIND MORE INFORMATION."

                           ABOUT ORPHAN MEDICAL, INC.

         Orphan Medical, Inc. is a development stage company that acquires, develops and markets products of high medical value intended to address inadequately treated or uncommon diseases with selected strategic therapeutic market segments. Our activities have consisted primarily of obtaining the rights for pharmaceutical products, hiring the personnel required to implement our business plan, managing the development of these products, preparing for the commercial introduction of five products and fund raising. At September 30, 1998, five of our products (Elliotts B Solution, Cystadane, Antizol-Vet,
Antizol and Sucraid) have been approved by the Food and Drug Administration for marketing and are commercially available and two products (Busulfex and Xyrem) were in development. We expect to continue reporting as a development stage company into 1999.

                                  RISK FACTORS

         AN INVESTMENT IN THE COMMON STOCK INVOLVES A NUMBER OF RISKS, INCLUDING AMONG OTHERS RISKS ASSOCIATED WITH DEVELOPMENT STAGE COMPANIES AND COMPANIES THAT OPERATE IN THE PHARMACEUTICAL INDUSTRY, WHICH ARE SUBSTANTIAL AND INHERENT IN THE OPERATIONS OF THE COMPANY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING INFORMATION ABOUT THESE RISKS, TOGETHER WITH THE INFORMATION IN THE REST OF THIS PROSPECTUS, BEFORE BUYING SHARES OF COMMON STOCK. YOU SHOULD ALSO BE AWARE THAT CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS THAT ARE NOT RELATED TO HISTORICAL RESULTS ARE FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENT. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THE FOLLOWING RISK FACTORS.

LOW REVENUES AND LACK OF PROFITABLE OPERATIONS.

         The Company has been unprofitable since it began operations in January 1993. As of September 30, 1998, the Company had an accumulated deficit of $32,615,067. Through September 30, 1998, we sold $3,986,978 and made a gross profit of $3,072,934 on the following products: Elliotts B Solution, Cystadane, Antizol-Vet, Sucraid and Antizol. These levels of sales and gross profits are insufficient to sustain future product development and business growth.

UNCERTAINTY OF FUTURE FINANCIAL RESULTS.

         Operating losses of the Company are expected to continue through 1999 because gross profit from our five approved products and from new product introductions in 1999 are not expected to offset expected additional spending. We will need to continue to spend on the development plans for Busulfex and Xyrem, plus additional sales and marketing efforts for the new product introductions. The amount of future losses may vary significantly at various times and will depend on several factors, including the timing of product development and regulatory approval. We cannot give any assurance that the Company will ever generate significant product revenues or become profitable.

DEVELOPMENT STAGE COMPANY.

         We are a development stage company. As such, our operations and our product development are subject to all of the risks inherent in establishing a new business enterprise. These risks include the following:

         *        reliance on key personnel;

         *        a lack of fully-developed products;

         *        insufficient capital;

         * competition from numerous well-established and well-capitalized competitors;

         *        expected operating losses through 1999;

         *        a market subject to extensive regulatory oversight; and

         * reliance on outside contractors for the manufacture and distribution of our proposed products.

You should weight the likelihood of our success against the problems, expenses and delays typically encountered when developing new pharmaceutical or medical products. You should also consider the highly competitive and heavily regulated environment in which we operate.

FURTHER FUTURE CAPITAL REQUIREMENTS; NO ASSURANCE OF AVAILABILITY OF FUTURE CAPITAL.

         We expect that our cash, cash equivalents, and short-term investments as of September 30, 1998 plus the anticipated cash flows from the sale of the five products that are approved and expected new product introduction in 1999 will be sufficient to fund the Company's operations through 1999. However, if we encounter any large reduction in product revenues or a delay in the FDA approval and market launch of Busulfex, we may require additional funding to fully implement our development plan for Xyrem. We may be unable to obtain adequate funds for the Company's operations, whether from financial markets or from other sources, on terms attractive to the Company. A lack of funding could cause us to delay, scale back or eliminate some or all the products currently under development, including acquisition and licensing programs. A lack of funding may also prevent the commercial introduction of some or all of its products altogether.

DEPENDENCE ON LICENSE AND ACQUISITION STRATEGY.

         We have adopted a license and acquisition strategy to build our product portfolio. Our growth strategy depends upon our continued ability to identify and acquire new pharmaceutical products targeted at niche strategic therapeutic markets. We rely on the willingness of others to sell or license pharmaceutical product opportunities to us because we do not conduct our own proprietary research and development of new pharmaceutical products. Other companies, including many with much greater resources, compete with us to acquire such products. We may not be able to acquire rights to additional products on acceptable terms, if at all. If we are unable to acquire or license new pharmaceutical products within a selected niche market or to promote and market commercially successful products within the selected niche market our business and prospects could be materially and adversely affected.

         We have contractual production rights to certain compounds through various license agreements. Most of these agreements give the licensors the right to terminate the license with a short notice for a number of events that are categorized as "for cause" under the license agreements. These agreements are also terminable by the licensor if the Company is insolvent or bankrupt, does not apply minimum resources and efforts to develop the compound under license or does not achieve certain minimum royalty payments. The agreements may be terminated and, if terminated, we may not be able to enter into similar agreements on terms as favorable to us as those contained in its existing license agreements.

DEPENDENCE ON FOREIGN MARKETING ALLIANCES; NO ASSURANCE OF FOREIGN LICENSEES.

         Our strategy for deriving revenues for the sale of our products in foreign markets is to enter into marketing alliances with multinational and foreign pharmaceutical companies. From inception through September 30, 1998, we have entered into distribution agreements to sell Cystadane in Australia, New Zealand and Europe and Antizol in Europe. Sales of Cystadane for Australia, New Zealand and Europe have not been and are not expected to be material. Distribution of Antizol in Europe will initially be done on a "named patient" or "emergency use" basis until full regulatory approval is obtained. We do not expect such "emergency use" distribution to result in material sales. Distribution of Antizol in Europe through normal or the usual distribution channels will not begin until the product has received marketing approval in each European country where our distributor expects to sell the product. We typically receive upfront fees for entering into such distribution arrangements. We expect to realize future benefits because we will be the exclusive supplier of the product sold to the distributor in these foreign markets. However, we cannot provide any assurance that we will be able to negotiate additional alliances for our other products on acceptable terms, if at all, or that such alliances will be successful. In addition, the successful distribution of Cystadane and Antizol outside of the United States is highly dependent on our marketing partners. If our marketing partners are unsuccessful in their distribution efforts, we would have difficulty in contracting other distributors for these products within the licensed territories.

STRINGENT GOVERNMENT REGULATION; NEED FOR FDA AND OTHER REGULATORY APPROVALS.

         Government regulation in the United States and abroad is a significant factor in the production, testing and marketing of our current and future products. Prior to marketing, each of our products must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The approval process can take many years and require the expenditure of substantial resources. We cannot provide any assurance that the FDA or any foreign regulatory authority will approve in a timely manner, or at all, any product that we may develop. Generally, only a very small percentage of newly discovered pharmaceutical compounds that enter pre-clinical development are approved for sale. We are not allowed to market medicines that we may develop as a prescription product in jurisdictions in which the products do not receive regulatory approval. Once approved, a department of marketing surveillance within the Center for Drugs, an FDA division, must approve marketing claims, which are the basis for a product's labeling, advertising and promotion. We cannot provide any assurance that the FDA's marketing surveillance department will approve the marketing claims that we are seeking. The failure to obtain approval of acceptable marketing claims on a product could have a material adverse effect on the Company and its prospects.

         The Company depends on external laboratories and medical institutions to conduct its pre-clinical and clinical testing in compliance with FDA-established clinical and laboratory practices. The data obtained from pre-clinical and clinical testing are subject to different interpretations that could delay, limit or prevent regulatory approval. In addition, a product may be delayed or rejected based upon changes in FDA policy for drug approval during the period of development. Products may also be delayed or rejected because of changes in the requirements for regulatory review of each submitted New Drug Application ("NDA"). Moreover, even if the FDA approves a product, such approval may entail commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed. Further studies may also be required to provide additional data on safety or effectiveness. The FDA also requires manufacturers to monitor an approved product's side effects through post-marketing adverse event surveillance programs.

         An FDA approved product and its manufacturer are subject to continual regulatory review. A discovery of previously unknown problems with a product or manufacturer may result in restrictions or sanctions on such products or manufacturer, including the withdrawal of such product from the market. FDA approval is required before we can implement most changes in the manufacturing procedures for any of our approved products, as well any change in manufacturers of such products. Obtaining the FDA's approval for a change in manufacturing procedures or change in manufacturers could cause production delays and loss of sales, which would have a material adverse effect on the Company's business and its prospects.

         In certain countries, the sales price of a product must also be approved after marketing approval is granted. We cannot give any assurance that satisfactory prices can be obtained in foreign markets even if the appropriate marketing approval is obtained.

RELIANCE ON ORPHAN DRUG STATUS.

         Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a "rare disease or condition." Generally, a "rare disease or condition" is regarded as one that affects populations of less than 200,000 people in the United States. Orphan drug designation must be requested before submitting an NDA. Once the FDA grants orphan drug designation, it will publish the generic identity of the therapeutic agent and its potential orphan use. Under current law, the first company to receive FDA approval to market the designated drug for the designated indication is conferred orphan drug status. The orphan drug status grants United States marketing exclusivity for a period of seven years following approval by the FDA, subject to certain limitations. However, orphan drug designation does not convey any advantage in the regulatory approval process or shorten its duration. Moreover, although obtaining FDA approval to market a product with orphan drug status is advantageous, we cannot provide any assurance that the scope of protection or the level of marketing exclusivity that the orphan drug status and marketing approval currently provide will continue.

         Currently, two of our products (Busulfex and Xyrem) have orphan drug designation, while four of our products (Antizol, Elliotts B Solution, Cystadane and Sucraid) have orphan drug status. We cannot provide any assurance that any future product candidates will receive an orphan drug designation or that any of our products with such a designation will be the first to be approved by the FDA for the designated indication, thereby obtaining orphan drug status (i.e., marketing exclusivity). Orphan drug designation does not prevent other manufacturers from attempting to develop the same drug for the designated indication or from obtaining the approval of an NDA for their drug prior to the approval of our NDA. If another sponsor's NDA for the same drug and the same indication is approved first, and that sponsor has received orphan drug designation for its drug, that sponsor is entitled to exclusive marketing rights. In that case, the FDA would delay the approval of our application to market our competing product for seven years, subject to certain limitations. We cannot provide any assurance that our products will receive orphan drug designations and FDA marketing approval before our competitors' products.

         NDA approval of a drug with an orphan drug designation does not prevent the FDA from approving the same drug for a different indication, or a molecular variation of the same drug for the same indication. Also, doctors are not restricted by the FDA from prescribing an approved drug for uses not approved by the FDA. Therefore, it possible that a competitor's drug could be prescribed for indications for which the Company's product has received orphan drug designation and NDA approval. The prescription of approved drugs for unapproved uses (commonly referred to as "off label" use) could adversely affect the marketing potential of products that have received orphan drug designation and NDA approval. In addition, NDA approval of a drug with an orphan drug designation does not provide any marketing exclusivity in foreign markets.

         The United States Congress' possible amendment of the Orphan Drug Act has been frequently discussed. Although the Orphan Drug Act has not been subject to significant changes for a number of years, members of Congress have at various times proposed changes that would limit the application of the Orphan Drug Act. We cannot provide any assurance as to the precise scope of protection that orphan drug designation and marketing approval may afford in the future or that the current level of exclusivity will remain in effect.

RELIANCE ON PATENTS AND OTHER PROPRIETARY RIGHTS.

         Obtaining patent and trade secret protection for new technologies, products and processes is very important in the pharmaceutical industry. Our success will depend, in part, on our ability to obtain, enjoy and enforce protection for our products under U.S. and foreign patent laws and other intellectual property laws, preserve the confidentiality of our trade secrets and operate without infringing the proprietary rights of third parties. A pharmaceutical firm's patent position is often very uncertain and generally involves complex legal and factual questions. At September 30, 1998, Busulfex is the only product that we have under development for which the use of or treatment methods licensed by us are covered by U.S. patents. We evaluate the desirability of seeking patent or other forms of protection for our products in foreign markets based on the expected costs and relative benefits of attaining such protection. We cannot provide any assurance that any patents will be issued from any applications or that any issued patents will give us adequate protection. Further, issued patents could be challenged, invalidated, infringed or circumvented. We cannot provide any assurance that any rights granted under issued patents will actually provide us competitive advantages. Parties not affiliated with us have obtained or may obtain U.S. or foreign patents or possess or may possess proprietary rights relating to our products. We cannot provide any assurance that patents now in existence or issued in the future to others will not adversely affect the development or commercialization of our products or that our planned activities will not infringe third parties' patents.

         We could incur substantial costs in defending against infringement suits brought against us or any of our licensors or in asserting any infringement claims that we may have against others. We could also incur substantial costs in connection with any suits relating to matters for which we have agreed to indemnify our licensors or distributors. An adverse outcome in any such litigation could have a material adverse effect on our business and prospects. In addition, we could be required to obtain licenses under patents or other proprietary rights of third parties. We cannot give any assurance that any such licenses would be made available on terms acceptable to us, or at all. If we are required to, and do not obtain any such required licenses, we could be prevented from, or encounter delays in, developing, manufacturing or marketing one or more of our products.

         Two of the Company's products, Busulfex and Xyrem, are in the development stage. Even if we successfully develop such products and obtain marketing clearance from the FDA, there is a risk that applicable patent coverage, if any, will have expired or will expire shortly after such approval. The expiration of the patent protection could have a material adverse effect on the sales and profitability of such product. Further, some of the compounds we have developed or intend to develop (Cystadane, Elliotts B Solution, Antizol, Antizol-Vet, Xyrem and Sucraid) are believed to be in the public domain or not presently subject to patent protection in the United States.

         We also seek to protect our proprietary information and technology in part by confidentiality agreements and inventors' rights agreements with our employees. There is a risk that these agreements will be breached, that we will not have adequate remedies for any such breach or that our trade secrets will otherwise be disclosed to or discovered by our competitors.

INDUSTRY SUBJECT TO INTENSE COMPETITION.

         Competition in the pharmaceutical industry is intense. Potential competitors in the United States are numerous and include pharmaceutical, chemical and biotechnology companies. Most competitors have substantially greater capital resources, marketing experience, research and development staffs and facilities than us. Although we seek to limit competition by developing products that are eligible for orphan drug designation and NDA approval or other forms of protection, there is a risk that our competitors will successfully develop similar technologies and products more quickly than us. There is also a risk that these competing technologies and products will be more effective than any of those that we are or will be developing.

         We are aware that potential competitors are developing products that have received orphan drug designations for the same respective indications as Busulfex and Xyrem. If these drugs are approved for marketing before our products, we would be required to obtain a license from these entities before our own competing products could be marketed. We cannot provide any assurance that any required license would be available on commercially acceptable terms, or at all.

INDUSTRY SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

         The pharmaceutical industry has experienced rapid and significant technological change. We expect that pharmaceutical technology will continue to develop rapidly. Our future success will therefore depend, in large part, on our ability to develop and maintain a competitive position. Technological development by others may result in our products' obsolescence before they are marketed or before we recover a significant portion of the development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimes, and thereby reduce the need for one or more of our products, which would adversely affect our business and its prospects.

RISKS OF NEW PRODUCT DEVELOPMENT; MARKET UNCERTAINTY.

         Only five of our products have been approved for marketing by regulatory authorities in the United States or elsewhere. Even if the rest of our products are approved for sale, we cannot provide any assurance that they will be commercially successful or that they will obtain the results expected. We may encounter unanticipated problems relating to the development, manufacturing, distribution and marketing of our products. Some of these problems may be beyond our financial and technical capacity to solve. The failure to adequately address any such problems could have a material adverse effect on our business and prospects.

         No drug development portfolio can be completely insulated from potential failures. It is likely that some products that we have selected for development will not produce the results expected during clinical studies, not receive FDA approval or fail to generate product sales of an acceptable level. To date, we have terminated the development of eleven products from our portfolio: one in 1994, one in 1996, and nine products in 1997. We terminated nine products in 1997 to permit us to focus our development efforts on those products that fit within three selected strategic therapeutic market segments:
Antidote, Oncology Support, and Sleep Disorders. The termination of the development of any one of our remaining development products could have a material adverse effect on the Company and its prospects.

         Most orphan drugs have a potential United States market of less than $10 million annually and many target annual markets of less than $1 million. We can provide no assurance that the sales of our products will be profitable even if accepted and used by patients and medical specialists.

DEPENDENCE UPON OTHERS FOR CLINICAL TESTING AND MANUFACTURING.

         We do not have and do not intend to establish any internal product testing, manufacturing or distribution capabilities. Accordingly, we will be required to enter into arrangements with other companies for the clinical testing, manufacture and distribution of our products. Our inability to retain third-parties for these purposes on acceptable terms could adversely affect our ability to develop and market our products. Third-parties' failures to adequately perform their responsibilities may delay the submission of products for regulatory approval, impair our ability to deliver our products on a timely basis or otherwise impair our competitive position. In addition, our dependence on third-parties for the development, manufacture and distribution of our products may adversely affect our potential profit margins and our ability to develop and deliver our products on a timely basis.

         The manufacture of drugs can be an expensive, time consuming and complex process and may require the use of materials with limited availability or a dependence on sole suppliers. In addition, several of our products have not yet been manufactured in commercial quantities. We cannot provide any assurance that such products can be so manufactured in a cost-effective manner. Manufacturers of our products will be subject to applicable FDA-prescribed "good manufacturing practices" or other rules and regulations prescribed by foreign regulatory authorities. We cannot provide any assurance that we will be able to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with FDA-prescribed practices or applicable foreign requirements. If we enter into manufacturing agreements, we will be dependent on such manufacturers for continued compliance with FDA-prescribed practices and applicable foreign standards. The failure of a manufacturer of a Company product to comply with FDA-prescribed practices or applicable foreign requirements could result in significant time delays or hinder our ability to commercialize or continue to market a product. Any of these negative effects could have a material adverse effect on the Company and its prospects. In the United States, failure to comply with FDA-prescribed practices or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees.

DEPENDENCE UPON OTHERS FOR DISTRIBUTION.

         We have an exclusive agreement with Cardinal Health, Inc. ("Cardinal"), whereby Cardinal, through its "Specialty Companies," will provide a variety of services to support the effective distribution of our products. Cardinal will provide the following services to the Company:

         * integrated distribution and operations services to process and support transactions between the Company and wholesalers, specialty distributors, and direct customers;

         *        reimbursement management;

         *        patient assistance and information hotline services; and

         * specialty distribution and marketing services to physician practices.

Cardinal currently distributes Elliotts B Solution, Antizol, and Sucraid. Cardinal will also distribute our proposed products when and if those products receive marketing clearance from the FDA. We will, therefore, be substantially dependent upon Cardinal's ability to successfully distribute Elliotts B Solution, Antizol, Sucraid and the proposed products that may receive FDA marketing clearance.

         Cystadane is currently distributed in the United States by Chronimed Inc. ("Chronimed"). Chronimed distributes this product directly to patients through its mail order pharmacy. We are substantially dependent upon Chronimed's ability to successfully distribute Cystadane directly to patients in the United States.

         Antizol-Vet is currently distributed exclusively through W.A. Butler Company ("Butler"). We are substantially dependent upon Butler's ability to successfully distribute Antizol-Vet. The management of this product and reliance on the sales efforts of a contract distributor has proven to be more difficult than we originally expected. We are presently reviewing our options with respect to the Antizol-Vet product, which could include the sale or licensing of our rights to this product.

         We cannot provide any assurance that other distribution companies would be available or continue to be available on commercially acceptable terms, if at all. The loss of a distributor or failure to renew agreements with an existing distributor could have a material adverse effect on the Company and its prospects.

UNCERTAIN EXTENT OF PRICE FLEXIBILITY AND THIRD-PARTY REIMBURSEMENT.

         Our ability to commercialize our products successfully will depend in part on the price we may be able to charge for our products. Another factor is the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers and other third-party payors. Government officials and private health insurers are increasingly challenging the price of medical products and services. There is much uncertainty as to the pricing flexibility suppliers will have with respect to newly approved health care products. There is also much uncertainty about the reimbursement status of such products.

         In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. Cost controls could also prevent the recovery of potentially substantial development costs and an appropriate profit margin. These effects could have a material adverse effect on the Company. Furthermore, federal and state regulations govern or influence the reimbursement to health care providers in connection with medical treatment of certain patients. The actions of federal and/or state governments could adversely affect the prospects for sales of our products. We cannot provide any assurance that the actions of federal and/or state governments, if any, with regard to health care reform will not have a material adverse effect on the Company and its prospects.

         Certain third-party payors may attempt to further control costs by selecting exclusive providers of their pharmaceutical products. If such arrangements were made with our competitors, such payors would not reimburse patients for purchases of our competing products. This lack of reimbursement would diminish the market for our products and could have a material adverse effect on the Company and its prospects.

RISK OF PRODUCT RECALL.

         Product recalls may be issued at the discretion of the Company, the FDA, the U.S. Federal Trade Commission, or other government agencies having regulatory authority for product sales, and may occur due to disputed labeling claims, manufacturing issues, quality defects, or other reasons. There is always a risk that product recalls will occur. We do not carry any insurance to cover the risk of a potential product recall. Any product recall could have a material adverse effect on the Company and its prospects.

PRODUCT LIABILITY AND INSURANCE RISKS.

         The Company's testing and sale of human health care products entails an inherent risk of product liability claims against the Company. As we expand the scope of our clinical testing, we will be exposed to increasing potential liabilities. Companies operating in the pharmaceutical industry find it increasingly difficult to maintain product liability insurance coverage at reasonable levels. Substantial increases in insurance premium costs in many cases have rendered coverage economically impractical. We currently carry product liability coverage in the aggregate amount of $10 million for all claims made in any policy year. Although to date we have not been the subject of any product liability or other claims, we cannot provide any assurance that we will be able to maintain product liability insurance on acceptable terms or that our insurance will provide adequate coverage against potential claims. The successful assertion of any uninsured product liability or other claim against us could have a material adverse effect on our business and prospects.

DEPENDENCE ON CERTAIN OFFICERS AND KEY MANAGEMENT PERSONNEL.

         Our success will be largely dependent upon the efforts of our executive officers and key management personnel. The loss of the services of an executive officer or one or more key employees, or our inability to attract and retain skilled management and marketing personnel in the future, could have a material adverse effect on the Company and its prospects.

YEAR 2000 READINESS ISSUE.

         We have assessed and continue to assess the impact of the so called "Year 2000 Readiness Issue" on our reporting systems and operations. The Year 2000 Readiness Issue relates to the ability of computer hardware, software, and firmware products to accurately process date/time data (including calculating, comparing, and sequencing) from, into, and between the twentieth and twenty-first centuries, and the years 1999 and 2000 and leap year calculations. The Year 2000 Readiness Issue also relates to the ability to properly exchange time/date data between such products. When the year 2000 occurs, systems that are not year 2000 compliant might recognize the year 2000 as the year 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause our systems, or the systems used by our suppliers, distributors, customers or regulatory agencies (i.e., FDA) to process critical financial and operational information incorrectly, or not at all.

         Our strategy is and has been to replace our older, inefficient systems with current technology, which is both year 2000 compliant and more efficient. In addition, we have purchased and implemented financial and operational software upgrades that are year 2000 compliant. Because we have been active in upgrading computer systems, including related operating and application software, to provide for greater employee efficiency and customer responsiveness, direct expenses related to specific Year 2000 Readiness Issues should not be material to our financial statements. In addition, we have confirmed with our principal vendors and distributors that they have implemented Year 2000 Readiness programs. However, we cannot provide any assurance that the systems of third parties on which we currently rely or may rely on in the future will be year 2000 compliant, or that the failure of a third party's system due to the Year 2000 Readiness Issue would not have a material adverse effect on the Company and its prospects.

RESTRICTIONS, COVENANTS AND RIGHTS RELATED TO SENIOR CONVERTIBLE PREFERRED
STOCK.

         On July 23, 1998, we completed the sale to UBS Capital II LLC ("UBS Capital") of a private placement of $7.5 million of Senior Convertible Preferred Stock (the "Preferred Shares"). The private placement agreement also gave UBS Capital the option to invest up to an additional $4.5 million within 90 days of July 23, 1998. UBS Capital did not exercise its option to purchase additional Preferred Shares, but we are discussing with UBS Capital an extension of time for the exercise of this option including other financing alternatives. In conjunction with the issuance of the Preferred Shares, we agreed to several restrictions and covenants, and granted certain voting and other rights to Preferred Shares holders, including but not limited to the following:

                  1. We are restricted from issuing additional equity securities, including convertible debt instruments, warrants, and stock options, except for a "Permitted Issuance", which is limited to:

                  (i) shares of Common Stock issued after July 23, 1998 to Chronimed pursuant to the terms of the Termination Agreement between the Company and Chronimed;

                  (ii) shares of Common Stock issued upon exercise of stock options that are outstanding on July 23, 1998;

                  (iii) stock options granted and shares of Common Stock issuable upon exercise of such options pursuant to the terms of stock option plans approved by the Company's Board of Directors; provided that the aggregate number of shares of

                           Common Stock issued, or issuable, under (i), (ii) and
                           (iii) cannot exceed two million shares,

                  (iv) Common Stock issued upon the exercise of warrants that, as of June 30, 1998, entitled holders to purchase an aggregate of 213,255 shares of Common Stock,

                  (v) Common Stock issued upon the conversion of the Preferred Shares, and

                  (vi) securities issued pursuant to any public offering of the Company's securities registered under the Securities Act.

         In addition, the majority of Preferred Shares holders must approve the sale of any private placement of equity securities. If approved by the Preferred Shares holders, UBS Capital has the right of first refusal with respect to the purchase or sale of any such private placement.

                  2. Preferred Shares holders may convert their shares into shares of Common Stock at a per share price equal to $8.50 per share. If we issue or sell, or are deemed to have issued or sold, shares of our Common Stock for a per share price of less than the conversion price in effect for the Preferred Shares immediately prior to the time of such issue or sale, then, unless such issuance or sale was a Permitted Issuance (as described in paragraph 1 above), the conversion price for the Preferred Shares shall be reduced immediately upon such issue or sale or deemed issue or sale. The conversion price shall be reduced to a price determined by dividing (i) the sum of (1) the product derived by multiplying the conversion price in effect immediately prior to such issue or sale by the number of shares of Common Stock deemed outstanding immediately prior to the new issue or sale, plus (2) the consideration, if any, received by the Company upon the new issue or sale, by (ii) the number of shares of Common Stock deemed outstanding immediately after such issue or sale.

                  3. The dividend rate on the Preferred Shares is 7.5 percent per annum. At the Company's option, dividends are payable in either cash or by issuing additional Preferred Shares (during the first four dividend payment dates) or by Common Stock (after the fourth dividend payment date). However, the dividend rate will increase to 20 percent per annum, payable solely in cash, if either:

                  (i) at any time during any 730-day period individuals who constituted the Board of Directors at the beginning of such period, or July 23, 1998 (whichever is later), cease for any reason to constitute a majority of the Board of Directors then in office; or

                  (ii) the Board of Directors fails to declare and pay in full, on any date when semi annual dividends are due.

         The Preferred Shares holders may waive by majority vote their right to receive the increased dividend rate.

                  4. The Company cannot incur any indebtedness unless certain financial conditions are met. The Company may only incur new debt if, after giving effect to the additional indebtedness, the Company's aggregate indebtedness outstanding as of the date of such incurrence, but excluding financing that is secured by accounts receivable but not by the

         Company's intellectual property rights, does not exceed two and one-half times the Company's EBITDA. For purposes of this restriction, EBITDA means the sum of (i) net income, (ii) interest expense (iii) depreciation and amortization, and other non-cash items properly deducted in determining net income and (iv) federal, state and local income taxes, computed and calculated in accordance with generally accepted accounting principles for the twelve month period immediately prior to the date of the new debt incurrence for which there are quarterly financial statements available.

                  5. The Company cannot pay cash dividends, cash distributions not classified as dividends with respect to its issued and outstanding Common Stock or cash payments on the redemption of such Common Stock. This restriction applies as long as at least 20 percent of the issued Preferred Shares remain outstanding.

                  6. For as long as 20 percent of the number of shares of Common Stock into which the shares of Convertible Preferred Shares first issued to UBS Capital could be converted remain outstanding, the majority of the Preferred Shares holders shall be entitled to elect one
         (1) director to serve on the Company's Board of Directors until his successor is replaced by a majority of the Preferred Shares holders. For purposes of this election, Preferred Shares holders vote separately as a single class to the exclusion of all other classes of Common Stock and each share of Preferred Shares is entitled to one vote.

                  7. Preferred Shares holders vote separately as a single class, and approval of the majority of Preferred Shares holders is required, whenever a shareholder vote is required pursuant to certain provisions of the Minnesota Business Corporation Act, for the purpose of according voting rights with respect to shares acquired or to be acquired in a control share acquisition, as such term is defined in the Minnesota Business Corporation Act. In addition, holders of Preferred Shares are entitled to vote on all other matters requiring shareholder approval on an "as if" converted basis.

                  8. On July 23, 2008, the Company is required to elect to either (1) require Preferred Shares holders to convert all remaining unconverted Preferred Shares into Common Stock upon the payment by the Company of a conversion fee to the holder, payable in cash or Common Stock, or (2) redeem for cash the holder's unconverted Preferred Shares for $1,000 per share plus accrued dividends. The conversion fee cannot exceed $3.0 million and will be reduced prorata to the extent the number of unconverted Preferred Shares at the end of the ten year term is less than the number of Preferred Shares issued to the holders during the ten year term.

RELATIONSHIP WITH CHRONIMED.

         Although we believe that the agreements that we had with Chronimed since its July 1, 1994 spin-off were commercially reasonable, such agreements were not the product of arms-length negotiations. In

June 1997, we terminated these agreements (the "Termination Agreement"), except for the Cystadane Agreement. The Termination Agreement provides that the Company pay Chronimed compensation equal to $2,500,000, consisting of cash and shares of Common Stock. The October 1996 Cystadane Agreement between the Company and Chronimed applies solely to the domestic distribution of Cystadane. Several of the our directors and executive officers are current or former employees, shareholders and/or directors of Chronimed. All of the independent outside members of the Company's Board of Directors approved the Termination Agreement and the October 1996 Cystadane Agreement.

POSSIBLE VOLATILITY OF STOCK PRICE AND DILUTION OF STOCK - TERMINATION AGREEMENT WITH CHRONIMED.

         After paying Chronimed $250,000 on signing the Termination Agreement in June 1997, we had a remaining obligation to compensate Chronimed with cash and Common Stock having a total value of $2,250,000. Cash payments against this remaining obligation are to be based on a 3 percent temporary royalty on our product sales, which we began paying quarterly on September 30, 1997. Unregistered shares of Common Stock equal to 1 percent of our outstanding shares at each quarter end, which we began issuing on March 31, 1998, are to be issued quarterly to Chronimed. We are obligated to continue paying the royalties and issuing Common Stock until the sum of all royalty payments and the market value of all issued Common Stock equals $2,250,000. We are also obligated file a registration statement with the Securities and Exchange Commission to register such shares. The market value of shares issued to Chronimed as payment against the remaining obligation of $2,250,000 is determined as follows:

         * the market value of any such shares sold within 90 days after the effective date of a registration statement covering such shares will be equal to the net proceeds realized by Chronimed from the sale of such shares; and

         * the market value of any such shares not sold within 90 days after the effective date of a registration statement covering such shares will be equal to the average last bid price for shares of Common Stock as reported on Nasdaq for the last five days within the 90 day period.

We anticipate that Chronimed will sell in the open market the shares it receives from us within the 90 day period. We have the option, regardless of the market price of our Common Stock, to buy-out for cash the remaining obligation to Chronimed. Through September 30, 1998, we have paid Chronimed approximately $102,000 in royalties and issued 185,971 shares of Common Stock, of which 123,056 shares have been sold by Chronimed in market transactions for net cash proceeds of $1,063,452. At September 30, 1998, our unpaid obligation to Chronimed has an estimated value of approximately $669,000. This obligation is classified as a "Current Liability."

         There is risk that our current shareholders' ownership could be substantially diluted and/or the market value of their shares adversely affected in the event any one or a combination of the following events occur:

         * sales by Chronimed of the Common Stock cause the price of the Common Stock to decrease;

         * in the event of a decline in the value of the Common Stock, we would be required to issue more shares in subsequent periods to satisfy its remaining obligation to Chronimed; or

         * our sales of future products are significantly less than forecasted, which would decrease the temporary royalty payments that would be applied against the remaining obligation and, thereby, increase the number of shares required to be issued to Chronimed.

The realization of one or more of these risks, or our decision to exercise our option to effect a cash buy-out of the remaining obligation, could have a material adverse effect on the Company's business, its prospects and its shareholders.

POSSIBLE VOLATILITY OF STOCK PRICE AND REDUCED LIQUIDITY OF THE MARKET FOR THE STOCK - LOSS OF NASDAQ NATIONAL MARKET LISTING.

         There is risk that the market value and the liquidity of the public float for the Common Stock could be adversely affected in the event we no longer meet Nasdaq's requirements for continued listing on the National Market tier. For continued listing on the Nasdaq National Market, a company must satisfy a number of requirements, which in our case includes either: (1) net tangible assets in excess of $4.0 million as reported on Form 10-Q or Form 10-K or (2) a market capitalization of at least $50.0 million. At September 30, 1998, our net tangible assets equaled $6,017,585 and our market capitalization was approximately $48.9 million (based on the last sale price of $7.688 and 6,354,373 shares outstanding). Net tangible assets are defined as total assets less total liabilities. Market capitalization is defined as total outstanding shares multiplied by the last sales price quoted by Nasdaq. If we fail to satisfy at least one of the two Nasdaq listing requirements at any time, the Common Stock would no longer qualify for listing on the Nasdaq National Market. However, the Common Stock would qualify for quotation on the Nasdaq Small Cap Market if the Company has net tangible assets in excess of $2.0 million, or local over the counter trading if the Company does not qualify for the Nasdaq Small Cap Market. Without additional equity financing, the Company expects that its net tangible assets will fall below the $4.0 million requirement by March 31, 1999 or sooner, and below $2.0 million by June 30, 1999, or sooner. A failure to meet Nasdaq's listing requirements on either the National Market or the Small Cap Market could have a material adverse effect on our ability to raise additional capital and on the market value of the Common Stock. The realization of any one or combination of these risks could have a material adverse effect on the Company's business, its prospects and its shareholders.

POSSIBLE VOLATILITY OF STOCK PRICE - GENERAL.

         Market prices of securities of early stage pharmaceutical companies are generally subject to significant volatility. Contributing to this volatility are various factors and events, such as the announcements by the Company or its competitors of new product developments, clinical testing results, governmental approvals, regulations or actions, developments or disputes relating to patents or proprietary rights, public concern over the safety of therapies and fluctuations in financial performance from period to period. These and other factors and events may have a significant impact on the Company's business and on the market price of the Common Stock.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, N.Y. and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Reports, proxy and information statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, 1735 K. Street N.W., Washington, D.C. 20006.

         The SEC allows us to "incorporate by reference" the information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that we file with the SEC will automatically update this Prospectus. We incorporate by reference the following documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until Chronimed sells all the Shares:

         *        Annual Report on Form 10-K for the year ended December 31,
                  1997;

         * Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1998;

         *        Current Report on Form 8-K filed on September 11, 1998; and

         * the description of the Common Stock contained in our Registration Statement on Form S-1, dated March 11, 1996 (File No. 333-2200), and any amendment or report filed to update such description filed subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

         Orphan Medical, Inc.
         13911 Ridgedale Drive, Suite 475
         Minnetonka, Minnesota 55305
         Attn: John Howell Bullion
         (612) 513-6900

         You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. We have not authorized anyone else to provide you with different information. Chronimed will not make an offer of the Shares in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                               SELLING SHAREHOLDER

         Chronimed is selling the Shares pursuant to this Prospectus. The following table sets forth certain information with respect to the ownership of the Common Stock by Chronimed as of September 30, 1998 and as adjusted to reflect the sale of the Shares.

                                               Maximum
                             Number             Number
                           of Shares          of Shares
                          Beneficially        to be Sold             Shares
                          Owned Prior        Pursuant to      Beneficially Owned
      Name               to Offering(1)    this Prospectus     After Offering(2)

Chronimed, Inc.                0                62,915                 0

------------------------
(1) Consists of 62,915 shares of Common Stock issued to Chronimed pursuant to a Termination Agreement dated June 27, 1997.

(2)  Assumes the sale of all of the Shares offered by this Prospectus.

                              PLAN OF DISTRIBUTION

         We are registering the Shares on behalf of Chronimed (together with any donees and pledgees selling Shares received from Chronimed after the date of this Prospectus, the "Selling Shareholders") The Selling Shareholders will offer and sell the Shares to which this Prospectus relates for their own accounts. We will not receive any proceeds from the sale of the Shares pursuant to this Prospectus. We will bear all expenses and fees of registration of the Shares, estimated to be approximately $8,000.

         Selling Shareholders may offer and sell the Shares from time to time on the Nasdaq National Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions, through put or call options transactions, through short sales or a combination of such methods of sales at prices relating to prevailing market prices or at negotiated prices, as applicable. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of Shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. As of the date of this Prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the Selling Shareholders. There is no assurance that the Selling Shareholders will sell any or all of the Shares that they offer.

         Selling Shareholders and any brokers or dealers who participate in the sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profits realized by them on the resale of Shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the Selling Shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling Shareholders may also resell all or a portion of the Shares in open market transactions in reliance upon the Rule 144 under the Securities Ac, provided they meet the criteria and conform to the requirements of such Rule.

         We have agreed to maintain the effectiveness of this Registration Statement until the earlier of nine months from the date on which Chronimed acquired the Shares (September 30, 1998) or the resale of all the Shares registered hereunder.

                                  LEGAL MATTERS

         Certain legal matters relating to the validity of the Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Dorsey & Whitney LLP, Minneapolis, Minnesota.

                                     EXPERTS

         The financial statements of the Company appearing in the Orphan Medical, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                  -------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

About this Prospectus ....................................................    2

About Orphan Medical, Inc. ...............................................    2

Risk Factors .............................................................    3

Where you can find more information ......................................   18

Selling Shareholder.......................................................   19

Plan of Distribution .....................................................   20

Legal Matters ............................................................   20

Experts ..................................................................   21


                                  -------------

                              ORPHAN MEDICAL, INC.


                                  62,915 SHARES


                                  COMMON STOCK,



                                 ---------------

                                   PROSPECTUS

                                 ---------------




                                            , 1998

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         SEC Registration Fee ..........................  $   113.00

         Accounting Fees and Expenses ..................    2,000.00

         Legal Fees and Expenses .......................    5,000.00

         Miscellaneous .................................      887.00
                                                          ----------

                  Total ................................  $ 8,000.00

         All fees and expenses other than the SEC registration fee are estimated. The expenses listed above will be paid by the Company.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The following description of indemnification allowed under Minnesota statutory law is a summary rather than a complete description. Reference is made to Section 302A.521 of the Minnesota Statutes, which is incorporated herein by reference. The following summary is qualified in its entirety by that reference.

         Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person's official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person's official capacity for other affiliated organizations.

         The Company's bylaws provide that the Company shall indemnify officers and directors under such circumstances and to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

ITEM 16. LIST OF EXHIBITS

         3.1 Articles of Incorporation of Orphan Medical, Inc. (incorporated by reference from Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, Commission File No. 000-24760).

         5.1      Opinion of Dorsey & Whitney LLP regarding legality.

         23.1     Consent of Independent Auditors.

         23.2 Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this Registration Statement).

ITEM 17. UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information set forth in the registration statement;

             Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minnetonka, State of Minnesota, on October 28, 1998.

                                         ORPHAN MEDICAL, INC.

                                         By  /s/ John Howell Bullion
                                            --------------------------------
                                          John Howell Bullion
                                          Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

        Name                                    Title                                Date
        ----                                    -----                                ----
 /s/ John Howell Bullion                    Chief Executive Officer,              October 28, 1998
---------------------------------------     Secretary (principal executive,
John Howell Bullion                         financial and accounting officer)
                                            and Director

 /s/ Lawrence C. Weaver                     Director                              October 28, 1998
---------------------------------------
Lawrence C. Weaver, Ph.D., D.Sc. (Hon.)

 /s/ W. Leigh Thompson                      Director                              October 28, 1998
---------------------------------------
W. Leigh Thompson, Ph.D.  M.D.

 /s/ William M. Wardell                     Director                              October 28, 1998
---------------------------------------
William M. Wardell, Ph.D., M.D.

 /s/ Michael Greene                         Director                              October 28, 1998
---------------------------------------
Michael Greene


                                  EXHIBIT INDEX


EXHIBIT
  NO.           DESCRIPTION
-------         -----------

  4.1 Articles of Incorporation of Orphan Medical, Inc. (incorporated by reference from Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, Commission File No. 000-24760).

  5.1           Opinion of Dorsey & Whitney LLP regarding legality.

  23.1          Consent of Independent Auditors.

  23.2 Consent of Dorsey & Whitney LLP (included in Exhibit 5.1 to this Registration Statement).